

Mail Stop 3561

January 11, 2016

Uri Orbach
Chief Executive Officer
L&S Light & Strong, Ltd.
Haadom St.
Kanot industrial Zone, POB 7042
Gedera, Israel, 7070000

>   **Re: L&S Light & Strong, Ltd.**
>   **Amendment No. 4 to Registration Statement on Form F-1**
>   **Filed December 24, 2015**
>   **File No. 333-205203**

Dear Mr. Orbach:

We have reviewed your responses to the comments in our letter dated December 17, 2015 and have the following additional comments.

Risk Factors, page 7

We are an "emerging growth company" and we cannot be certain, page 7

1. We note your response to our prior comment 2 and your added disclosure that you do not intend to delay the adoption of new or revised accounting standards until such time as private companies are required to comply. Please revise to clearly state your election under Section 107(b) of the JOBS Act:

    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a

result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Part II

L&S Light & Strong, Ltd. Exhibit Index, page II-3

2. We note your response to our prior comment 5 and reissue in part. Please refile your Articles of Association under Exhibit 3.1 because, while it is currently listed in the exhibit index as Exhibit 3.1, it is filed as Exhibit 10.14. Refer to Item 601 of Regulation S-K.

Exhibit 5.1

3. We note your response to our prior comment 6 and reissue. Please refer to the last sentence in the second paragraph. Please clarify that you have relied on the correctness or completeness of the statements made by the Company as to questions of fact. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, which is available on our website, www.sec.gov.

4. We note your response to our prior comment 8 and reissue. Please provide a legal opinion which opines on the laws of Israel, the registrant's jurisdiction of incorporation. Refer to Section II.B.1.c. and Sections II.B.3.b. and c. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, which is available on our website, www.sec.gov.

You may contact Beverly Singleton at (202) 551-3328 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Matheau J. W. Strout, Esq.